Exhibit 99.1

RDA Microelectronics Appoints Fusen Chen to Board of Directors

Kern Lim Retires from Board

SHANGHAI, China, December 14, 2012 — RDA Microelectronics (NASDAQ: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless SoC and Radio Frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that Fusen Chen has been appointed to RDA’s Board of Directors as an independent director and member of the Audit Committee and Compensation Committee effective immediately. Chen will replace Kern Lim, who is retiring from the board after serving as an independent director since 2010.

Chen has over 25 years of experience in the semiconductor and information technology industries. He served as Executive Vice President of Semiconductor System Products at Novellus Systems. During his nine-year tenure at Novellus, he also served as Executive Vice President and Chief Technology Officer as well as Senior Vice President of Asia Pacific Operations. Novellus was acquired by Lam Research (Nasdaq: LRCX) in June 2012. Previously, Chen held executive positions at Applied Materials (Nasdaq: AMAT), including Vice President and General Manager of the Copper PVD and Interconnect Product Business Group, General Manager of Physical Vapor Deposition Division and Director of Technology of the PVD division. Prior to Applied Materials, Chen served as R&D Manager at LSI Corporation (NYSE: LSI). He began his career at SGS-Thomson Microelectronics. Chen has also served on the Board of Directors at GT Advanced Technologies and Electroglas. He holds a Doctorate in Material Science & Engineering from State University of New York and a Bachelor of Science in Engineering from National Tsing Hua University in Taiwan.

“I am pleased to welcome Fusen Chen to our Board of Directors. Fusen’s decades of relevant industry experience at leading semiconductor and technology companies will be of strong addition to our Board as we work to expand our business and market presence on a global basis,” commented Vincent Tai, RDA Chairman and CEO. “I would also like to thank Kern Lim for his contributions to our board and wish him well in his future endeavors.”

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless SoC and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, RF front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

 +86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com